Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE MONTHS ENDED MARCH 31, 2017

As of May 23, 2017

(Monetary amounts expressed in US dollars, unless otherwise indicated)

Management’s Discussion and Analysis, page 1

FORTUNA SILVER MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2017

Business of the Company

Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) is engaged in precious and base metal mining and related activities in Latin America, including exploration, extraction, and processing. The Company

•	operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru,

•	operates the San Jose silver and gold mine (“San Jose”) in southern Mexico, and

•	is developing the Lindero Gold Project (“Lindero”) in northern Argentina.

Fortuna is a publicly traded company incorporated and domiciled in British Columbia, Canada. Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, on the Toronto Stock Exchange under the trading symbol FVI, and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

This Management’s Discussion and Analysis (“MD&A”) is intended to help readers understand the significant factors that affect the performance of Fortuna and its subsidiaries, and those that may affect future performance. This MD&A has been prepared as of May 23, 2017 and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2016 (“2016 Financial Statements”), its unaudited condensed interim consolidated financial statements for the three months ended March 31, 2017 (“Q1 2017 Financial Statements”) and the related notes contained therein. All amounts in this MD&A are expressed in United States Dollars (“US$”), unless indicated otherwise. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The Company’s significant accounting policies are set out in Note 4 of the 2016 Financial Statements.

In this MD&A, we refer to various non-GAAP financial measures. These measures are used by us to manage and evaluate the operating performance of our mines and the ability to generate cash, and are widely reported in the silver mining industry as benchmarks for performance.

Additional information about the Company, including our Annual Information Form, is available at SEDAR at www.sedar.com

This document contains Forward-Looking Statements. Refer to the cautionary language under the heading “Cautionary Statement on Forward-Looking Statements.”

Management’s Discussion and Analysis, page 2

First Quarter 2017 Highlights

•	Silver production increased 26% to 2.03 million ounces for the three months ended March 31, 2017 compared to 1.6 million ounces produced during the first quarter of 2016.

•	Gold production increased 42% to 13,200 ounces for the three months ended March 31, 2017 compared to 9,264 ounces produced during the first quarter of 2016.

•	Completed a US$74.8 million bought deal financing for 11,873,750 common shares at US$6.30 per share for net proceeds of $70.9 million.

•	Acquired 10.0 million common shares of Medgold Resource Corp at C$0.15 per Common Share pursuant to the exercise of a common share purchase warrant and now the Company has significant influence due to the number of common shares of Medgold Resources Corp which they own.

•	AISC* per ounce of payable silver was $6.08

* All-in sustaining cash cost (“AISC”) is net of by-product credits for gold, lead and zinc (Non-GAAP Financial Measure)

Financial highlights

Consolidated Metrics	Q1 2017	Q1 2016	% Change
Financial (Expressed in $ millions except per share information)
Sales	$64.8	$42.7	52%
Mine operating earnings	27.2	15.6	74%
Operating income	19.6	6.1	221%
Net income	13.0	2.6	400%

Earnings per share (basic)	0.08	0.02	300%
Earnings per share (diluted)	0.08	0.02	300%

Adjusted net income**	14.1	2.6	442%
Adjusted EBITDA**	30.4	12.4	145%
Cash provided by operating activities	8.9	(0.3)	—
Cash provided by operating activities (before changes in working capital)**	19.4	6.1	218%
Capex (sustaining)	5.1	4.2	21%
Capex (non-sustaining)	1.9	11.4	-83%
Capex (Brownfields)	2.7	1.8	50%
Cash, cash equivalents, and short term investments, end of period*	191.2	123.6	55%

Total assets*	638.3	562.9	13%
Non-current bank loan*	39.8	39.8	0%
Non-current other liabilities*	0.8	3.5	-77%

*	The comparative figures are as at December 31, 2016
**	Refer to Non-GAAP financial measures

Management’s Discussion and Analysis, page 3

Net income for the first quarter ended March 31, 2017 was $13.0 million or $0.08 earnings per share compared to a net income of $2.6 million or $0.02 earnings per share. The higher net income was driven mostly by higher realized metal prices and increased production from the San Jose mine as a result of the 3,000 tpd plant expansion completed at the end of the second quarter of 2016.

Selling general and administrative expenses for the first quarter of 2017 were $4.3 million lower than the comparable quarter in 2016 due primarily to mark-to-market effects of share-based instruments.

Silver and gold metal sales increased 22% and 41% while realized metal prices increased 17% for silver to $17.45 per ounce and 2% for gold to $1,220 per ounce.

Adjusted EBITDA in the first quarter of 2017 increased $18.0 million over the prior year to $30.4 million as a result of higher sales and operating leverage. Cash provided by operating activities was $8.9 million compared to cash consumed of $0.3 million in Q1 2016, while cash provided by operating activities before changes in working capital increased $13.3 million to $19.4 million in Q1 2017. (Refer to non-GAAP financial measures).

At March 31, 2017, the Company had cash, cash equivalents, and short-term investments totaling $191.2 million (December 31, 2016 – $123.6 million) due mainly to a bought deal financing for net proceeds of $70.9 million.

Management’s Discussion and Analysis, page 4

Operating Performance

Consolidated Metrics	Q1 2017	Q1 2016	% Change
Key Indicators
Silver
Metal produced (oz)	2,033,191	1,617,396	26%
Metal sold (oz)	2,015,271	1,650,229	22%
Realized price ($/oz)	17.4	15.0	17%
Gold
Metal produced (oz)	13,200	9,264	42%
Metal sold (oz)	13,040	9,241	41%
Realized price ($/oz)	1,220	1,200	2%
Lead
Metal produced (000’s lbs)	7,211	9,107	-21%
Metal sold (000’s lbs)	7,037	9,620	-27%
Zinc
Metal produced (000’s lbs)	10,816	10,390	4%
Metal sold (000’s lbs)	10,702	10,528	2%

All-in sustaining cash cost (US$/oz Ag)*	6.08	9.38	-35%
(net of by-product credits from gold, lead, and zinc)
*(refer to non-GAAP financial measures)

Silver and gold production for the three months ended March 31, 2017 were 2.0 million ounces and 13,200 ounces, a 26% and 42% increase over the comparable quarter in 2016. The increase was due to higher throughput resulting from a 50% plant expansion at our San Jose mine that was completed at the end of the second quarter of 2016. Lead production decreased 21% and zinc production increased 4%, as a result of lower lead and higher zinc recoveries. Silver and gold production is on track to meet our guidance for 2017.

Total all-in sustaining cash cost (“AISC”) per payable ounce of silver, net of by-product credits, was $6.08 per ounce, which was 35% lower than the first quarter of 2016, and 38% lower than our 2017 guidance of $9.80. The decrease in AISC was due primarily to higher by-product credits and timing of planned sustaining capital expenditures.

2017 Guidance and Outlook

2017 Production Guidance

Mine	Silver (Moz)	Gold (koz)	Lead (Mlbs)	Zinc (Mlbs)	Cash Cost ($/t)	AISCC ** ($/ oz Ag)
San Jose, Mexico	7.1	51.9	NA	NA	56.7	8.4
Caylloma, Peru	1.0	0.5	30.0	41.0	75.5	10.8

Total	8.1	52.4	30.0	41.0	—	—

Management’s Discussion and Analysis, page 5

•	2017 silver equivalent production guidance of 11.2 million ounces

•	Silver equivalent production does not include lead or zinc and is calculated using a silver to gold ratio of 60 to 1

2017 All-In-Sustaining Cash Cost (“AISC”) Per Silver Ounce Guidance

	San Jose	Caylloma	Consolidated
Cash cost, net of by-product credits	$2.4	$(8.9)	$1.1
Adjustments:
Commercial and government royalties and mining tax	1.2	0.9	1.1
Worker’s participation	0.8	0.2	0.7
Selling, general and administrative expenses (operations)	0.7	3.4	1.0

	5.1	(4.4)	3.9
Selling, general and administrative expenses (corporate)	—	—	1.1
Sustaining capital expenditures	2.3	11.0	3.4
Brownfield exploration expenditures	1.0	4.2	1.4

All-in-sustaining cash cost per payable ounce of silver	$8.4	$10.8	$9.8

2017 Outlook

For 2017, the San Jose Mine plans to process 1,050,000 tonnes of ore averaging 230 g/t Ag and 1.67 g/t Au and the Caylloma Mine plans to produce 535,000 tonnes of ore averaging 71 g/t Ag, 2.73% Pb and 3.86% Zn.

Capital expenditures for 2017 is expected to be $37.8 million and comprised of:

Expressed in $ millions	San Jose	Caylloma	Lindero Project	Total
Mine development	$6.5	$6.9	$—	$13.4
Equipment and infrastructure	2.2	3.3	—	5.5
Tailings filtration plant expansion	6.5	—	—	6.5
Brownfield exploration	7.0	3.9	0.5	11.4
Other	1.0	—	—	1.0

Total	$23.2	$14.1	$0.5	$37.8

2017 Mineral Reserve and Mineral Resource Update

Highlights of Reserve and Resource Update

•	Combined Proven and Probable Reserves as of December 31, 2016 were 89.2 Mt containing 45.8 Moz silver and 2.0 Moz gold, representing year-over-year increases of 28% in contained silver ounces and 762% in contained gold ounces.

•	Combined Inferred Resources as of December 31, 2016 were 52.6 Mt containing 37.4 Moz silver and 0.8 Moz gold, representing a year-over-year decrease of 46% in contained silver ounces and an increase of 108% in contained gold ounces.

Management’s Discussion and Analysis, page 6

•	Combined Proven and Probable Reserves as of December 31, 2016 for the Caylloma and San Jose Mines were 6.6 Mt containing 45.8 Moz silver and 293 koz gold, representing year-over-year increases of 28% in contained silver and gold ounces.

•	Combined Inferred Resources as of December 31, 2016 for the Caylloma and San Jose Mines were 6.1 Mt containing an estimated 37.4 Moz silver and 232 koz gold, reflecting year-over-year decreases of 46% in contained silver ounces and 43 percent in contained gold ounces.

Mineral Reserves - Proven and Probable								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Mines	Caylloma, Peru	Proven	152	120	0.41	1.70	2.68	0.6	2
		Probable	1,445	108	0.26	2.46	3.30	5.0	12
		Proven + Probable	1,596	109	0.28	2.39	3.24	5.6	14
	San Jose, Mexico	Proven	64	186	1.51	N/A	N/A	0.4	3
		Probable	4,957	250	1.73	N/A	N/A	39.8	275
		Proven + Probable	5,021	249	1.72	N/A	N/A	40.2	278
	Total	Proven + Probable	6,617	215	1.38	N/A	N/A	45.8	293
Projects	Lindero, Argentina	Proven	26,349	N/A	0.78	N/A	N/A	0.0	661
		Probable	56,184	N/A	0.57	N/A	N/A	0.0	1,022
		Proven + Probable	82,533	N/A	0.63	N/A	N/A	0.0	1,684
Total		Proven + Probable						45.8	1,977

Mineral Resources - Measured and Indicated								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Mines	Caylloma, Peru	Measured	565	82	0.35	1.16	2.42	1.5	6
		Indicated	1,449	89	0.34	1.23	2.26	4.2	16
		Measured + Indicated	2,014	87	0.34	1.21	2.31	5.6	22
	San Jose, Mexico	Measured	112	83	0.65	N/A	N/A	0.3	2
		Indicated	734	77	0.61	N/A	N/A	1.8	14
		Measured + Indicated	846	78	0.61	N/A	N/A	2.1	17
	Total	Measured + Indicated	2,860	84	0.42	N/A	N/A	7.8	39
Projects	Lindero, Argentina	Measured	2,051	N/A	0.59	N/A	N/A	0.0	39
		Indicated	32,716	N/A	0.40	N/A	N/A	0.0	418
		Measured + Indicated	34,767	N/A	0.41	N/A	N/A	0.0	456
Total		Measured + Indicated						7.8	495

Management’s Discussion and Analysis, page 7

Mineral Resources – Inferred								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Mines	Caylloma, Peru	Inferred	3,003	128	0.69	1.67	2.96	12.3	66
	San Jose, Mexico	Inferred	3,101	252	1.66	N/A	N/A	25.1	165
	Total	Inferred	6,104	191	1.18	N/A	N/A	37.4	232
Projects	Lindero, Argentina	Inferred	46,500	N/A	0.41	N/A	N/A	0.0	610
Total		Inferred						37.4	842

Notes:

1.	Mineral Reserves and Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves

2.	Mineral Resources are exclusive of Mineral Reserves

3.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

4.	There are no known legal, political, environmental, or other risks that could materially affect potential development of the Mineral Resources or Mineral Reserves at Caylloma, San Jose or Lindero

5.	Mineral Resources and Mineral Reserves for Caylloma and San Jose are estimated as of June 30, 2016 and reported as of December 31, 2016 taking into account production-related depletion for the period through to December 31, 2016. Mineral Resources and Mineral Reserves for Lindero were reported as of October 23, 2015

6.	Mineral Reserves for San Jose are estimated using a break-even cut-off grade of 127 Ag Eq g/t based on assumed metal prices of US$19/oz Ag and US$1,140/oz Au; estimated metallurgical recovery rates of 90.5% for Ag and 90.5% for Au and projected operating costs. Mineral Resources are estimated at a Ag Eq cut-off grade of 100 g/t, with Ag Eq in g/t = Ag (g/t) + Au (g/t)* ((US$1,140/US$19) * (90.5/90.5))

7.	Mineral Reserves for Caylloma are estimated using break-even cut-off grades based on estimated NSR values using assumed metal prices of US$19/oz Ag, US$1,140/oz Au, US$2,150/t Pb and US$2300/t Zn; metallurgical recovery rates of 85% for Ag, 22% for Au, 94% for Pb and 90% for Zn; and projected operating costs. Caylloma Mineral Resource are reported based on NSR values using the same metal prices and metallurgical recovery rates as detailed for Mineral Reserves; and an NSR cut-off grade of US$50/t for veins classified as wide (Animas, Animas NE, Nancy, San Cristobal) and US$100/t for veins classified as narrow (all other veins)

8.	Mineral Reserves for Lindero are reported based on open pit mining within designed pit shells based on variable gold cut-off grades and gold recoveries by metallurgical type. Met type 1 cut-off 0.25 g/t Au, recovery 67.9%; Met type 2 cut-off 0.23 g/t Au, recovery 73.6%; Met type 3 cut-off 0.24 g/t Au, recovery 69.3%; and Met type 4 cut-off 0.27 g/t Au, recovery 61.7%. The cut-off grades and pit designs are considered appropriate for long term gold prices of US$1,200/oz. Lindero Mineral Resources are reported within a conceptual pit shell above a 0.2 g/t Au cut-off grade with internal dilution appropriate for a 10 x 10 x 8 m selective mining unit and no external dilution. Mineral Resources are reported using a long-term gold price of US$1,350/oz, mining costs at US$1.80 per tonne of material, with total processing and process G&A costs of US$5.72 per tonne of ore and an average process recovery of 70%. The refinery costs net of pay factor were estimated to be US$10.21 per ounce gold

9.	Total may not add due to rounding procedures

10.	N/A = Not Applicable

Changes in Management and Board

Gordon Jang was appointed the Vice President of Finance and Accounting, effective April 4, 2017.

Management’s Discussion and Analysis, page 8

First Quarter 2017 Financial Results

Revenue

	Three months ended March 31,
	2017	2016	% Change
Provisional sales ($ million)	63.1	41.2	53%
Caylloma	20.2	14.6	38%
San Jose	42.9	26.5	62%
Adjustments ($ million) *	1.7	1.5	-13%

Sales ($ million)	64.8	42.7	52%

Silver
Provisional sales ($ million)	32.6	22.1	48%
Metal produced (oz)	2,033,191	1,617,396	26%
Provisional Sales (oz)	2,015,271	1,650,229	22%
Realized Price ($/oz)**	17.45	14.95	17%
Net Realized Price ($/oz)***	16.18	13.36	21%
Gold
Provisional sales ($ million)	13.9	9.0	54%
Metal produced (oz)	13,200	9,264	42%
Provisional Sales (oz)	13,040	9,241	41%
Realized Price ($/oz)**	1,220	1,200	2%
Net Realized Price ($/oz)***	1,066	972	10%
Lead
Provisional sales ($ million)	6.0	5.6	7%
Metal produced (000’s lbs)	7,211	9,107	-21%
Provisional Sales (000’s lb)	7,037	9,620	-27%
Realized Price ($/lb)**	1.03	0.79	31%
Net Realized Price ($/lb)***	0.84	0.58	45%
Zinc
Provisional sales ($ million)	10.7	4.5	138%
Metal produced (000’s lbs)	10,816	10,390	4%
Provisional Sales (000’s lb)	10,702	10,528	2%
Realized Price ($/lb)**	1.26	0.76	65%
Net Realized Price ($/lb)***	1.00	0.43	132%

*	Adjustments consists of mark to market and final price adjustments, and final assay adjustments
**	Based on provisional sales before final price adjustments
***	Net after payable metal deductions, treatment, and refining charges
Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose

Revenue for the three months ended March 31, 2017 were $64.8 million, a 52% increase over the comparable period in 2016 due to a 62% increase in revenue from the added capacity at the San Jose mine as well as higher realized metal prices across all metals sold.

Realized silver prices increased 17% quarter-over-quarter as well as a 22% increase in silver ounces sold were the main drivers for the 52% increase in revenue for the three months ended March 31, 2017.

Management’s Discussion and Analysis, page 9

Operating Income and Adjusted EBITA

	Three months ended March 31,
(Expressed in $ millions)	2017	%*	2016	%*
Operating income (loss)
Caylloma	$8.0	38%	$2.9	20%
San Jose	14.9	34%	10.6	38%
Corporate	(3.3)		(7.4)

Total	$19.6	30%	$6.1	14%

Adjusted EBITDA**
Caylloma	$10.2	49%	$4.7	32%
San Jose	23.4	53%	15.0	54%
Corporate	(3.3)		(7.3)

Total	$30.4	47%	$12.4	29%

*	as a percentage of Sales
**	refer to Non-GAAP financial measures

During the three months ended March 31, 2017, operating income was $19.6 million compared to a $6.1 million for the comparable quarter in 2016 due to higher sales at both San Jose and Caylloma and lower general and administrative expenses of $4.4 million related to the mark-to-market of stock based compensation. Metals net realized prices increased across all the metals that the Company produces. At San Jose, operating income increased 41% to $14.9 million from $10.6 million from the previous year due primarily to the 3,000 tpd plant expansion which resulted in higher throughput and sales. Operating margin decreased from 38% to 34% due primarily to increased depreciation and depletion relating to the plant expansion. At Caylloma, operating income was $8.0 million compared to $2.9 million primarily as a result of higher sales, positively impacted by improved realized prices of zinc and lead of 65% and 31%, respectively, as well as lower treatment charges.

Adjusted EBITDA in Q1 2017 was $30.4 compared to $12.4 million in Q1 2016. Adjusted EBITDA at San Jose increased 58% over 2016 to $23.4 million with operating margins steady at 53%. Adjusted EBITDA at Caylloma increased 117% over 2016 to $10.2 million, while operating margins increased from 32% to 49%.

Selling, general and administrative expenses for the three months ended March 31, 2017 decreased 45% to $5.4 million compared to $9.8 million for the comparable quarter in 2016. The decrease was due primarily to the favourable mark-to-market effects on the outstanding restricted and deferred share units, which decreased $5.6 million to $0.1 million from $5.7 million which was partially offset by higher corporate SG&A costs, in particular, audit, legal and consulting fees.

	Three months ended March 31,
$ millions	2017	2016	% Change
Operating mines SG&A	$1.8	$1.7	6%
Corporate SG&A	3.1	2.2	41%
Share-based payments	0.1	5.7	-98%
Workers’ participation	0.4	0.2	100%

Total	$5.4	$9.8	-45%

Foreign exchange losses for the three months ended March 31, 2017 increased to $2.1 million from a $0.3 million foreign exchange gain for the comparative quarter in 2016 due primarily to unrealized foreign exchange losses on Mexican Peso denominated working capital accounts as the Mexico Peso strengthened approximately 10% against the U.S. dollar during the quarter.

Management’s Discussion and Analysis, page 10

Derivative losses for the three months ended March 31, 2017 totaled $1.6 million compared to $nil for the comparable quarter in 2016. The derivatives losses were the result of the Company hedging 692 tonnes of zinc per month at an average price of $2,702 per tonne and 276 tonnes of lead per month at a price of $2,650 per tonne for the remainder of 2017.

Income tax expense for the three months ended March 31, 2017 was $4.6 million compared to $3.0 million for the comparable quarter in 2016 and is comprised of $8.0 million of current income tax expense (Q1 2016: $3.9 million) and $3.4 million of deferred income tax recovery (Q1 2016: $0.9 million deferred income tax recovery). The effective tax rate for the first quarter of 2017 was 26% compared to 55% for the comparable quarter in 2016 due primarily to the appreciation of the Mexican Pesos against the U.S. dollar on San Jose’s deferred tax liabilities.

Results of Operations

San Jose Mine Operating Results

San Jose is an underground silver-gold mine located in the state of Oaxaca in southern Mexico. The following table shows the main variables used to measure the operating performance of the mine – throughput, grade, recovery, gold and silver production and unit costs.

San Jose	Three months ended March 31,
Mine Production	2017	2016
Tonnes milled	267,268	179,110
Average tonnes milled per day	3,108	2,059

Silver
Grade (g/t)	226	240
Recovery (%)	92	93
Production (oz)	1,792,967	1,280,311
Metal sold (oz)	1,779,203	1,292,634
Realized price ($/oz)	17.46	15.00

Gold
Grade (g/t)	1.67	1.73
Recovery (%)	91	92
Production (oz)	13,116	9,161
Metal sold (oz)	13,040	9,241
Realized price ($/oz)	1,219.59	1,199.77

Unit Costs
Production cash cost (US$/oz Ag)*	1.35	2.36
Production cash cost (US$/tonne)	56.91	59.08
Unit Net Smelter Return (US$/tonne)	161.75	146.75
All-in sustaining cash cost (US$/oz Ag)*	6.61	8.71

* Net of by-product credits from gold

Management’s Discussion and Analysis, page 11

	Three months ended March 31,
Financial Information	2017	2016
Sales	$44,033	$27,863
Operating income	14,872	10,580
Adjusted EBTIDA	23,321	14,935
Sustaining capital expenditures	2,607	2,982
Non-sustaining capital expenditures	—	9,701
Brownfields exploration expenditures	1,957	1,622

Silver and gold annual production for the three months ended March 31, 2017 increased 40% and 43% respectively to 1,792,967 and 13,116 ounces of silver and gold, respectively, compared to 1,280,311 and 9,161 ounces produced for the comparable quarter in 2016. The increases were the result of higher throughput of 49% from the plant expansion completed at the end of the second quarter of 2016 and partially offset by lower head grades of 6% for silver and 3% for gold, respectively.

Cash cost per tonne of processed ore for the three months ended March 31, 2017 was $56.91 or 4% lower than the cash cost for the comparable quarter in 2016.

All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $6.61 for first quarter of 2017 and was below the annual guidance of $8.40 as a result of the timing of planned spending on sustaining capital and lower treatment and refining charges.

Cash cost per payable ounce of silver, and cash cost per tonne of processed ore, are non-GAAP financial measures (refer to non-GAAP financial measures for the reconciliation of cash cost to the cost of sales).

Management’s Discussion and Analysis, page 12

Caylloma Mine Operating Results

Caylloma is an underground silver, lead, and zinc mine located in the Arequipa Department in southern Peru. Its commercial products are silver-lead and zinc concentrates. The table below shows the main variables used to measure the operating performance of the mine.

Caylloma	Three months ended March 31,
Mine Production	2017	2016
Tonnes milled	129,369	117,192
Average tonnes milled per day	1,470	1,317

Silver
Grade (g/t)	68	103
Recovery (%)	85	87
Production (oz)	240,224	337,085
Metal sold (oz)	236,068	357,595
Realized price ($/oz)	17.33	14.78

Lead
Grade (%)	2.76	3.73
Recovery (%)	92	94
Production (000’s lbs)	7,211	9,107
Metal sold (000’s lbs)	7,037	9,620
Realized price ($/lb)	1.03	0.79

Zinc
Grade (%)	4.17	4.49
Recovery (%)	91	90
Production (000’s lbs)	10,816	10,390
Metal sold (000’s lbs)	10,702	10,528
Realized price ($/lb)	1.26	0.76

Unit Costs
Production cash cost (US$/oz Ag)*	(31.63)	(2.10)
Production cash cost (US$/tonne)	73.30	73.80
Unit Net Smelter Return (US$/tonne)	158.92	119.93
All-in sustaining cash cost (US$/oz Ag)*	(12.01)	5.11

* Net of by-product credits from gold, lead and zinc

Management’s Discussion and Analysis, page 13

	Three months ended March 31,
Financial Information	2017	2016
Sales	$20,801	$14,829
Operating income (loss)	8,031	2,929
Adjusted EBTIDA	10,280	4,746
Sustaining capital expenditures	2,465	1,170
Non-sustaining capital expenditures	—	1,696
Brownfields exploration expenditures	774	192

Zinc production for the three months ended March 31, 2017 increased 4% to 10.8 million pounds while silver, gold, and lead production decreased 29%, 18%, and 21%, respectively. Silver and gold production 240,224 and 84 ounces, respectively, while lead and zinc recorded 7.2 million and 10.8 million pounds respectively. The changes were the result of lower head grades of 34% for silver, 17% for gold, 26% for lead, and 7% for zinc. Compared to plan, lead and zinc were 5% and 10% above plan, while silver and gold were 1%, and 38% below plan.

Cash cost per tonne of processed ore for the three months ended March 31, 2017 was $73.30 and was in line with the cash cost for the comparable quarter in 2016.

All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was a negative $12.01 for the first quarter of 2017 and was significantly below the annual guidance of $10.80 due primarily to higher by-product credits.

Cash cost per payable ounce of silver, and cash cost per tonne of processed ore, are non-GAAP financial measures (refer to non-GAAP financial measures for the reconciliation of cash cost to the cost of sales).

Lindero Project

Lindero is an open pit, heap leach gold project with a completed 2016 feasibility study that has been granted all environmental and other major permits necessary to commence construction.

The Lindero Project is located in the Argentinian puna at an elevation of approximately 3,500 to 4,000 meters, 260 kilometers due west of Salta City. Drive time from Salta City to Lindero is approximately 7 to 7.5 hours over a road distance of 420 kilometers.

The Lindero deposit is a gold-rich porphyry system with minor content of copper. Based on the 2016 feasibility study Lindero is projected to be an 18,500 tpd open pit mine, with the following parameters for life-of-mine; head grade of 0.63 g/t, strip ratio of 1.22, and gold production of 1.15 million oz Au.

Fortuna is currently conducting additional metallurgical testing and process design review with the aim of optimizing the project and mitigating certain sources of potential design and operational risk. The Company is working to advance the project to a construction decision by the third quarter of 2017.

Management’s Discussion and Analysis, page 14

Quarterly Information

The following table provides information for eight fiscal quarters up to March 31, 2017:

	Expressed in $000’s, except per share data
	Quarters ended
	Q1 2017	Q4 2016	Q3 2016		Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015
	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016		Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sep 30, 2015	Jun 30, 2015
			(restated	)
Sales	64,834	57,866	65,212		44,485	42,692	37,013	39,041	38,871
Mine operating earnings	27,183	20,721	28,414		15,917	15,554	10,332	10,333	10,402
Operating income (loss)	19,556	17,607	21,160		3,641	6,134	(20,572)	6,138	4,803
Net income (loss)	12,999	9,273	10,157		(1,390)	2,578	(17,290)	2,592	236

Basic EPS	0.08	0.06	0.08		(0.01)	0.02	(0.13)	0.02	0.00
Diluted EPS	0.08	0.08	0.07		(0.01)	0.02	(0.13)	0.02	0.00

Total assets	638,285	562,914	543,356		387,713	392,165	379,654	398,648	392,488
Long term bank loan	39,794	39,768	39,633		39,568	39,531	39,486	39,487	39,470
Other liabilities	761	3,544	5,241		4,798	2,889	4,620	4,353	5,701

Liquidity and Capital Resources

Cash Reserves

The Company had cash reserves of $191.2 million, a $67.6 million increase from $123.6 million at December 31, 2016. Cash reserves consist of $82.2 million of cash and cash equivalent and short-term investments of $109.0 million. The increase in cash reserves was due primarily to a $74.8 million bought deal financing which was completed in early February 2017. The Company issued 11,873,750 common shares at a price of $6.30 per share for net proceeds of $70.9 million.

Working Capital

Working capital increased $74.7 million to $183.5 million at March 31, 2017 compared to $108.8 million of working capital as at December 31, 2016. As explained above, the increase in working capital was due primarily to the cash received from the bought deal financing and slightly higher customer receivables.

Long-Term Debt

As of March 31, 2017, the Company had a $40.0 million term credit facility due on April 1, 2019. Interest on the term credit facility is calculated from the one, two, three, or six month LIBOR plus a graduated margin based on the Company’s leverage ratio, and is payable monthly in arrears.

Subject to the various risks and uncertainties, the Company believes it will generate sufficient cash flows and has adequate cash to finance on-going operations, contractual obligations and planned capital and exploration investment programs.

Management’s Discussion and Analysis, page 15

Sensitivities

Sales are affected by fluctuations in metal prices and changes in exchange rates for the Mexican Peso, Argentinian Peso, Peruvian Soles, Canadian dollars against the US dollar.

The following table illustrates the sensitivity of the Company’s earnings on a 10% change in metal prices on an annual basis:

		Effect on Sales
Metal	Change	($000’s)
Silver	+/-10%	$9,388
Gold	+/-10%	$3,936
Lead	+/-10%	$1,316
Zinc	+/-10%	$1,884

The following table illustrate the Company’s sensitivities to certain currencies and the impact the fluctuation in exchange rates, will have on foreign denominated working capital items:

		Effect on foreign denominated items
Currency	Change	($000’s)
Mexican Peso	+/-10%	$(2,398)
Peruvian Soles	+/-10%	$(1,036)
Argentinian Peso	+/-10%	$60
Canadian Dollar	+/-10%	$(395)

Management’s Discussion and Analysis, page 16

Contractual Obligations

The Company expects the following maturities of its financial liabilities, finance leases, and other contractual commitments:

	Expected payments due by period as at March 31, 2017
	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Trade and other payables	$38,903	$—	$—	$—	$38,903
Bank loan	—	40,000	—	—	40,000
Derivative liabilities	567	—	—	—	567
Income tax payable	12,263	—	—	—	12,263
Finance lease obligations	2,189	364	—	—	2,553
Other liabilities	—	761	—	—	761
Operating leases	373	361	82	—	816
Provisions	1,087	3,144	4,800	5,519	14,550

	$55,382	$44,630	$4,882	$5,519	$110,413

Operating leases includes leases for office premises and for computer and other equipment used in the normal course of business.

Other Commitments

The Company has a contract to guarantee the power supply at its Caylloma Mine. Under the contract, the seller is obligated to deliver a “maximum committed demand” (for the present term this stands at 5,200 kW) and the Company is obligated to purchase subject to exemptions under provisions of “Force Majeure”. The contract period is 15 years and expires in 2022, after which it is automatically renewed for an additional two years. Renewal can be avoided without penalties by notification 10 months in advance of the renewal date.

Related Party Transactions

During the three months ended March 31, 2017, the Company was charged $163 for rent, salaries and administrative services from a management services company, controlled by a director of the Company. As at March 31, 2017, the Company owes $nil (December 31, 2016 - $10) to the management services company.

Management’s Discussion and Analysis, page 17

Key Management Personnel

(expressed in $000’s)	March 31, 2017	March 31, 2016
Salaries and short term employee benefits	$780	$868
Directors fees	99	91
Consulting fees	34	33
Share-based payments	91	5,445

	$1,004	$6,437

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

New Accounting Pronouncements

In 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which provides guidance on the nature, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The effective date of this standard is January 1, 2018, with earlier adoption permitted. The Company is in the process of analyzing all its contracts with customers with respect to the application of IFRS 15.

In 2016, the IASB issued IFRS 16, Leases, which requires lessees to recognize assets and liabilities for most leases. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company will be developing a transition plan for this new standard by the end of 2017. The effect of the implementation of IFRS 16 is expected to increase plant and equipment and related debt amounts.

Critical Accounting Estimates and Judgments

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgments. These estimates and judgments are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience, but actual results may differ materially from the amounts included in the financial statements. For complete discussion for accounting estimates and judgments deemed most critical to the Company, refer to the Company’s annual 2016 Management’s Discussion and Analysis.

Management’s Discussion and Analysis, page 18

Share Position and Outstanding Warrants and Options

The Company’s outstanding share position as at May 23, 2017 is 159,223,498 common shares. In addition, 1,056,395 incentive stock options and warrants are currently outstanding as follows:

Type of Security	No. of Shares	Exercise Price (CAD$)	Expiry Date
Warrants	344,462	$6.01	October 31, 2018

Incentive Stock Options:	122,000	$0.85	October 5, 2018
	20,000	$0.85	November 5, 2018
	569,933	$4.79	March 18, 2020

	711,933

Total outstanding	1,056,395

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operation of disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators (“National Instrument 52-109”) and as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the U.S. Exchange Act).

Based on management’s evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at March 31, 2017.

Management’s Report on Internal Control over Financial Reporting

The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with the International Financial Reporting Standards. However, due to ts inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud.

Control Framework

Management assesses the effectiveness of the Company’s internal control over financial reporting using the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission.

Management’s Discussion and Analysis, page 19

Evaluation

The Company’s CEO and CFO in its evaluation of the internal controls over financial reporting had concluded that material weaknesses existed as of December 31, 2016 relating to the Effectiveness of Risk Assessment, Design and Implementation of Control Activities and Monitoring Activities and continues to exist as at March 31, 2017. For further discussion on the material weaknesses, refer to the Company’s 2016 annual Management’s Discussion & Analysis.

Remediation Plan and Activities

Remediation of the material weaknesses is underway and its remediation plan includes the following actions:

•	Hiring of additional resources to enhance the accounting and tax controls, including a Vice-President of Finance and Accounting, an Internal Controls Manager and a Tax Manager;

•	Engaging third party resources to assist the Company in its risk assessment process and in completing the design and implementation of certain internal controls over financial reporting pursuant to the COSO 2013 Framework; and

•	Engaging specialists to assist us in the evaluation and redesign of our general information technology controls over user access privileges, unauthorized access and segregation of duties.

Changes in Internal Control over Financial Reporting

Other than those described above, there have been no changes in the Company’s internal control over financial reporting during the three months ended March 31, 2017, that have materially affected, or that are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Non-GAAP Financial Measures

This MD&A refers to various non-GAAP financial measures, such as cash cost per tonne of processed ore; cash cost per payable ounce of silver; total production cost per tonne; all-in sustaining cash cost; all-in cash cost; adjusted net (loss) income; operating cash flow per share before changes in working capital, income taxes, and interest income; and adjusted EBITDA.

These measures are used by the Company to manage and evaluate operating performance and ability to generate cash and are widely reported in the silver mining industry as benchmarks for performance. However, the measures do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. The Company believes that certain investors use these non-GAAP financial measures to evaluate the Company’s performance. Accordingly, non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS”). To facilitate a better understanding of these measures as calculated by the Company, descriptions and reconciliations are provided here.

Cash Cost per Payable Ounce of Silver and Cash Cost per Tonne of Processed Ore

Cash cost per payable ounce of silver and cash cost per tonne of processed ore are key performance measures that management uses to monitor performance. Management believes that certain investors also use these non-GAAP financial measures to evaluate the Company’s performance. Cash cost is an industry-standard method of comparing certain costs on a per unit basis; however, they do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (“IFRS”), and, therefore, amounts presented may not be comparable with similar data presented by other mining companies.

The following tables present a reconciliation of cash cost per tonne of processed ore and cash cost per payable ounce of silver to the cost of sales in the consolidated financial statements for the three months ended March 31, 2017 and 2016 (“Q1 2017”, and “Q1 2016”, respectively):

Management’s Discussion and Analysis, page 20

Expressed in $‘000’s, except unit costs		CONSOLIDATED MINE CASH COST
		Q1 2017	Q1 2016
Cost of sales		37,651	27,138
Add (subtract):
Change in concentrate inventory		260	(599)
Depletion and depreciation in concentrate inventory		(88)	158
Commercial and government royalties and mining taxes		(1,046)	(461)
Workers participation		(1,467)	(890)
Depletion and depreciation		(10,618)	(6,115)

Cash cost	A	24,692	19,231

Cash cost	A	24,692	19,231
Add (subtract):
By-product credits from gold, lead and zinc		(30,895)	(18,712)
Refining charges		1,354	1,725

Cash cost applicable per payable ounce	B	(4,849)	2,244

Payable ounces of silver production	C	1,973,370	1,554,945

Cash cost per ounce of payable silver ($/oz)	=B/C	$(2.46)	$1.44

Management’s Discussion and Analysis, page 21

Expressed in $‘000’s, except unit costs		SAN JOSE MINE CASH COST
		Q1 2017	Q1 2016
Cost of sales		25,571	15,825
Add (subtract):
Change in concentrate inventory		(73)	94
Depletion and depreciation in concentrate inventory		28	(39)
Commercial and government royalties and mining taxes		(798)	(277)
Workers participation		(1,145)	(717)
Depletion and depreciation		(8,374)	(4,304)

Cash cost	A	15,209	10,582
Total processed ore (tonnes)	B	267,268	179,110

Cash cost per tonne of processed ore ($/t)	=A/B	$56.91	$59.08

Cash cost	A	15,209	10,582
Add (subtract):
By-product credits from gold, lead and zinc		(13,986)	(8,910)
Refining charges		1,126	1,245

Cash cost applicable per payable ounce	B	2,349	2,917

Payable ounces of silver production	C	1,745,839	1,234,715
Cash cost per ounce of payable silver ($/oz)	=B/C	$1.35	$2.36

Mining cost per tonne		32.00	31.65
Milling cost per tonne		16.52	13.68
Indirect cost per tonne		5.26	7.68
Community relations cost per tonne		0.31	2.43
Distribution cost per tonne		2.82	3.64

Total production cost per tonne		56.91	59.08

Management’s Discussion and Analysis, page 22

Expressed in $‘000’s, except unit costs		CAYLLOMA MINE CASH COST
		Q1 2017	Q1 2016
Cost of sales		12,080	11,313
Add (subtract):
Change in concentrate inventory		333	(693)
Depletion and depreciation in concentrate inventory		(116)	197
Commercial and government royalties and mining taxes		(248)	(184)
Workers participation		(322)	(173)
Depletion and depreciation		(2,244)	(1,811)

Cash cost	A	9,483	8,649

Total processed ore (tonnes)	B	129,369	117,192

Cash cost per tonne of processed ore ($/t)	=A/B	$73.30	$73.80

Cash cost	A	9,483	8,649
Add (subtract):
By-product credits from gold, lead and zinc		(16,909)	(9,802)
Refining charges		228	480

Cash cost applicable per payable ounce	B	(7,198)	(673)

Payable ounces of silver production	C	227,531	320,230

Cash cost per ounce of payable silver ($/oz)	=B/C	$(31.63)	$(2.10)

Mining cost per tonne		37.42	36.96
Milling cost per tonne		12.86	12.26
Indirect cost per tonne		15.39	14.02
Community relations cost per tonne		0.15	0.02
Distribution cost per tonne		7.48	10.54

Total production cost per tonne		73.30	73.80

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver

The Company believes that “all-in-sustaining cash cost” and “all-in cash cost” meet the needs of analysts, investors, and other stakeholders of the Company in understanding the costs associated with producing silver, the economics of silver mining, the Company’s operating performance and the Company’s ability to generate free cash flow from current operations, and on an overall company basis.

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in-sustaining cost performance measure; however, this performance measure has no standardized meaning. The Company conforms its all-in-sustaining definition to that set out in the guidance issued by the World Gold Council (“WGC,”), a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies.

Management’s Discussion and Analysis, page 23

All-in-sustaining cash cost and all-in cash cost are intended to provide additional information only and do not have standardized definitions under the IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with the IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, companies may calculate these measures differently.

All-in sustaining cash cost includes total production cash costs incurred at the Company’s mining operations, less by-product credits to calculate the cash cost. Sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfields exploration expenditures are added to the cash cost to calculate the all-in-sustaining cost. The Company believes that this measure represents the total costs of producing silver from operations and provides the Company and its stakeholders with additional information on the Company’s operational performance and the ability to generate cash flows. Certain cash expenditures such as new project spending, tax payments, dividends, and financing costs are also not included. We report this measure on a silver ounce sold basis.

The following tables provide a reconciliation of all-in sustaining cash cost per ounce in the consolidated financial statements for the three months ended March 31, 2017 and 2016:

	CONSOLIDATED MINE ALL-IN CASH COST
Expressed in $‘000’s, except unit costs	Q1 2017	Q1 2016
Cash cost applicable per payable ounce	(4,849)	2,244
Commercial and government royalties and mining tax	2,357	1,361
Workers’ participation	1,815	1,114

Selling, general and administrative expenses (operations)	1,687	1,717

Adjusted operating cash cost	1,010	6,436
Selling, general and administrative expenses (corporate)	3,183	2,177
Sustaining capital expenditures[1]	5,072	4,152
Brownfields exploration expenditures[1]	2,731	1,814

All-in sustaining cash cost	11,996	14,579
Exploration and evaluation expenses	89	100
Non-sustaining capital expenditures[1]	1,890	11,397

All-in cash cost	13,975	26,076
Payable ounces of silver operations	1,973,370	1,554,945

All-in sustaining cash cost per payable ounce of silver	6.08	9.38

All-in cash cost per payable ounce of silver	7.08	16.77

[1] presented on a cash basis

Management’s Discussion and Analysis, page 24

	SAN JOSE MINE ALL-IN CASH COST
Expressed in $‘000’s, except unit costs	Q1 2017	Q1 2016
Cash cost applicable per payable ounce	2,349	2,917
Commercial and government royalties and mining tax	2,109	1,177
Workers’ participation	1,431	896

Selling, general and administrative expenses (operations)	1,088	1,159

Adjusted operating cash cost	6,977	6,149
Sustaining capital expenditures[1]	2,607	2,982
Brownfields exploration expenditures[1]	1,957	1,622

All-in sustaining cash cost	11,541	10,753
Exploration and evaluation expenses	49	38
Non-sustaining capital expenditures[1]	—	9,701

All-in cash cost	11,590	20,492
Payable ounces of silver operations	1,745,839	1,234,715

All-in sustaining cash cost per payable ounce of silver	6.61	8.71

All-in cash cost per payable ounce of silver	6.64	16.60

[1] presented on a cash basis

	CAYLLOMA MINE ALL-IN CASH COST
Expressed in $‘000’s, except unit costs	Q1 2017	Q1 2016
Cash cost applicable per payable ounce	(7,198)	(673)
Commercial and government royalties and mining tax	248	184
Workers’ participation	380	205

Selling, general and administrative expenses (operations)	599	558

Adjusted operating cash cost	(5,971)	274
Sustaining capital expenditures[1]	2,465	1,170
Brownfields exploration expenditures[1]	774	192

All-in sustaining cash cost	(2,732)	1,636
Exploration and evaluation expenses	—	—
Non-sustaining capital expenditures[1]	—	1,696

All-in cash cost	(2,732)	3,332
Payable ounces of silver operations	227,531	320,230

All-in sustaining cash cost per payable ounce of silver	(12.01)	5.11

All-in cash cost per payable ounce of silver	(12.01)	10.41

[1] presented on a cash basis

Adjusted Net Income

The Company uses the financial measure of “adjusted net income” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with

Management’s Discussion and Analysis, page 25

IFRS, the Company and certain investors and analysts use this information and information obtained from conventional IFRS measures to evaluate the Company’s performance. The term “adjusted net income” does not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies.

	ADJUSTED NET INCOME
	Three months ended March 31,
Expressed in $‘000’s	2017	2016
NET INCOME FOR THE PERIOD	$12,999	$2,578
Items of note, net of tax:
Loss on financial instruments	1,128	—
Write-off of mineral properties	2	—

Adjusted Net Income	$14,129	$2,578

The Company uses other financial measures whose presentation is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS measures but that rather should be evaluated in conjunction with IFRS measures. The following other financial measures are used: operating cash flow per share before changes in working capital, and adjusted EBITDA. These terms described and presented below do not have standardized meanings prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company believes that its presentation provides useful information for investors.

Adjusted EBITDA

	Three months ended March 31,
Expressed in $‘000’s	2017	2016
Net Income	$12,999	$2,578
Add back:
Net finance items	1,980	545
Depreciation, depletion, and amortization	10,737	6,230
Income taxes	4,577	3,011
Share of loss of equity-accounted investee	65	—
Other operating expenses	(4)	—

Adjusted EBITDA	$30,354	$12,364

Other Information, Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business—Risk Factors” in the Annual Information Form for the year ended December 31, 2016 available at www.sedar.com and www.sec.gov/edgar.shtml.

Management’s Discussion and Analysis, page 26

Cautionary Statement on Forward-Looking Statements

This MD&A and any documents incorporated by reference into this MD&A contain forward-looking statements which constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-Looking Statements. The Forward-looking Statements in this MD&A include, without limitation, statements relating to:

•	mineral “reserves” and “resources” as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;

•	production rates at the Company’s properties;

•	cash cost estimates;

•	timing for delivery of materials and equipment for the Company’s properties;

•	the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities;

•	the Company’s planned processing and estimated major investments for mine development and brownfields exploration at the San Jose Mine during 2016;

•	the Company’s planned processing and estimated major investments for mine development, plant optimization and brownfields exploration at the Caylloma Mine during 2016;

•	the Company’s plans for development of the Lindero Project;

•	maturities of the Company’s financial liabilities, finance leases and other contractual commitments;

•	expiry dates of bank letters of guarantee;

•	estimated mine closure costs; and

•	management’s expectation that any investigations, claims, and legal, labor and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company.

Often, but not always, these Forward-looking Statements can be identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “scheduled”, “targets”, “possible”, “strategy”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others:

•	uncertainty of mineral resource and reserve estimates;

•	risks associated with mineral exploration and project development;

•	operational risks associated with mining and mineral processing;

•	uncertainty relating to concentrate treatment charges and transportation costs;

•	uncertainty relating to capital and operating costs, production schedules, and economic returns;

•	uncertainties relating to general economic conditions;

•	competition;

•	substantial reliance on the Caylloma and San Jose mines for revenues;

Management’s Discussion and Analysis, page 27

•	risks related to the integration of businesses and assets acquired by the Company;

•	risks associated with potential legal proceedings;

•	changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business;

•	fluctuations in metal prices;

•	risks associated with entering into commodity forward and option contracts for base metals production;

•	environmental matters including potential liability claims;

•	reliance on key personnel;

•	potential conflicts of interest involving the Company’s directors and officers;

•	property title matters;

•	dilution from further equity financing;

•	currency exchange rate fluctuations;

•	adequacy of insurance coverage;

•	sufficiency of monies allotted for land reclamation; and

•	potential legal proceedings;

as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in our Annual Information Form filed with the Canadian Securities Administrators and available at www.sedar.com and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking Statements contained in this MD&A are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to:

•	all required third party contractual, regulatory and governmental approvals will be obtained for the exploration, development, construction and production of its properties;

•	there being no significant disruptions affecting operations, whether relating to labor, supply, power, damage to equipment or other matter;

•	permitting, construction, development and expansion proceeding on a basis consistent with the Company’s current expectations;

•	expected trends and specific assumptions regarding metal prices and currency exchange rates;

•	prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels;

•	production forecasts meeting expectations; and

•	the accuracy of the Company’s current mineral resource and reserve estimates.

These Forward-looking Statements are made as of the date of this MD&A. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on Forward-looking Statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking-statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Management’s Discussion and Analysis, page 28

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and reserve and resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies. In particular, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. Readers are cautioned not to assume that resources will ever be converted into reserves. Readers should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Readers should also not assume that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Readers are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth in this news release may not be comparable with information made public by companies that report in accordance with U.S. standards.

Management’s Discussion and Analysis, page 29